Exhibit 99.1

MMTEC, Inc. Announces Receipt of Nasdaq Delisting Determination Regarding Minimum Bid Price Deficiency

HONG KONG, October 28, 2025 /PRNewswire/ -- MMTEC, Inc. (NASDAQ: MTC) (“MMTEC”, “we”, “our” or the “Company”), a China-based technology company that provides access to the U.S. financial markets, today announced that on October 27, 2025, the Company received a determination letter (the “Determination Letter”) from the Listings Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) regarding a failure to meet Nasdaq’s minimum bid price requirements. The Determination Letter advised that for the last 30 consecutive business the minimum closing bid price per share for the Company’s common stock was below the $1.00 per share requirement for continued listing under Nasdaq Listing Rule 5550(a)(2) (the “Bid Price Rule”). In addition, because the Company effected a one-for-eight reverse stock split on December 18, 2024, pursuant to Nasdaq Listing Rule 5810(c)(3)(A)(iv) the Company is not eligible for the 180-calendar day compliance period otherwise available under Nasdaq Listing Rule 5810(c)(3)(A). As a result, the Determination Letter states that Nasdaq has determined to delist the Company’s securities from The Nasdaq Capital Market.

The Determination Letter has no immediate effect on the listing or trading of the Company’s common stock on the Nasdaq Capital Market.

Unless the Company requests an appeal, trading in the Company’s securities will be suspended at the opening of business on November 5, 2025, and a Form 25-NSE will be filed with the Securities and Exchange Commission to remove the Company’s securities from listing and registration on The Nasdaq Stock Market.

The Company has the right to request a hearing before a Nasdaq Hearings Panel (the “Panel”) to appeal this determination, with such request due by November 3, 2025. A request for a hearing would stay the suspension of the Company’s securities pending the Panel’s decision. The Company is currently evaluating the Nasdaq determination and considering its available options, including whether to request a hearing. The Company currently intends to appeal the determination; however, there can be no assurance that the Company will, in fact, move to appeal the determination, that any appeal would be successful, or that the Company will ultimately be able to regain compliance with the applicable Nasdaq listing requirements.

This press release is issued pursuant to Nasdaq Listing Rule 5810(b), which requires prompt disclosure of receipt of a delisting determination.

About MMTEC, Inc.

Headquartered in Hong Kong Special Administrative Region, our Company mainly focuses on investment banking and asset management business, providing customers with one-stop and all-round financial services.

More information about the Company can be found at: www.haisc.com.

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may”, “will”, “intend”, “should”, “believe”, “expect”, “anticipate”, “project”, “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Specifically, the Company’s statements regarding its ability to regain compliance with the Bid Price Rule, its continued growth, its business outlook, and other similar statements are forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission, including the Company’s most recently filed Annual Report on Form 20-F and its subsequent filings. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.